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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69618

FACING PAGE



Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collingwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pennsylvania Avenue, NW, Suite 710
(No. and Street)

Washington	D.C.	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan T. Tuttle, CPA
(Name - if individual, state last, first, middle name)

11800 Rivercrest, Suite 720	Houston	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark DeGennaro, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Collingwood Capital Advisors, LLC (the Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Mark DeGennaro, Chief Executive Officer

Sworn and subscribed to before me this 23 day of February, 2016.

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 23 day of February 2016
Dawn Straitz, Notary Public, D.C.
My commission expires December 14, 2019.


DISTRICT OF COLUMBIA
12-14-19
EXP.
NOTARY PUBLIC
DAWN STRAITZ

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Balance Sheet.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ( ) () Independent Accountant's Report on Exemption Report (bound separately)
- ( ) () Exemption Report (bound separately)

Collingwood Capital Advisors, LLC

Statement of Financial Condition

Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

Collingwood Capital Advisors, LLC

Table of Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

February 23, 2016

To the Board of Directors of
Collingwood Capital Advisors, LLC
Washington, DC 20006

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of Collingwood Capital Advisors, LLC (the "Company) which comprise the consolidated statements of financial condition as of December 31, 2015, and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collingwood Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
February 23, 2016

Nathan T Tuttle, CPA

Collingwood Capital Advisors, LLC

Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	234,712
Total assets	$	234,712

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	6,420
Payable to parent		12,376
Total liabilities		18,796
Member's equity		215,916
Total liabilities and member's equity	$	234,712

See accompanying notes to financial statements.

Collingwood Capital Advisors, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Collingwood Capital Advisors, LLC (the "Company") is a limited liability company organized in Delaware and is a wholly owned subsidiary of The Collingwood Group LLC (the "Parent"), a Delaware limited liability company. The Company operates as a broker-dealer in the United States and provides advice on mergers and acquisitions, offers financial advisory services and participates in the private offerings of debt and equity securities.

As a broker dealer, the Company is subject to the regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates market. At December 31, 2015, the Company had no cash equivalents.

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance has exceeded the insured limit.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. There was no allowance for doubtful accounts as of December 31, 2015.

Revenue recognition: Advisory and consulting fees are recognized when the related service has been rendered and the client is obligated to pay.

Income Taxes: The Company is organized as a limited liability company and is taxed as a disregarded entity for tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is included in the tax returns of the individual member.

Collingwood Capital Advisors, LLC

Notes to Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued:

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2015 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 22, 2016, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Related Party Transactions:

The Company has entered into an Expense Sharing Agreement (the "Agreement") with The Collingwood Group (the "Parent") under which the Parent pays all the Company expenses. Direct expenses are charged to the Company. Shared expenses are allocated to the Company in accordance with the terms of the Agreement. The Parent bills the Company and the Company reimburses the Parent for these costs on a monthly basis.

At December 31, 2015, the Company owed the Parent $12,376.

3. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1 (8 to 1 during the first year of operation). At December 31, 2015, the Company had net capital of $215,916 which was $210,916 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.09 to 1.

The Company does not carry accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

4. Contingencies

The Company may, from time to time, be involved in judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. Company Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2015, management believes that the ultimate liability with respect to such normal course matters, is not material to the financial condition, results of operations or cash flows of the Company.